Exhibit 99.1

BAYSWATER URANIUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Bayswater Uranium Corporation

We have audited the consolidated balance sheets of Bayswater Uranium Corporation as at February 29, 2008 and February 28, 2007 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and February 28, 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

June 20, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

BAYSWATER URANIUM CORPORATION
CONSOLIDATED BALANCE SHEETS

	February 29,	February 28,
	2008	2007

ASSETS

Current
Cash	$157,467	$6,189,352
Short-term investments	23,501,768	6,686,500
Marketable securities (Note 5)	1,525,771	-
Receivables	874,639	330,723
Prepaids and deposits	330,967	27,167

	26,390,612	13,233,742

Equipment (Note 4)	240,136	82,038
Investments ( Note 5)	-	823,968
Reclamation bonds	356,268	-
Exploration advances	989,539	249,086
Mineral properties (Note 7)	46,367,905	18,167,376

	$74,344,460	$32,556,210

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$2,469,905	$548,073

Future income tax liability (Note 13)	5,242,000	-

	7,711,905	548,073

Shareholders’ equity
Capital stock (Note 8)	68,233,203	39,676,686
Contributed surplus (Note 8)	13,945,484	4,394,171
Obligation to issue shares (Note 12)	-	37,500
Deficit	(15,546,132)	(12,100,220)

	66,632,555	32,008,137

	$74,344,460	$32,556,210

Nature of operations (Note 1)
Commitments (Note 12)
Subsequent events (Note 16)

On behalf of the Board:

“George Leary”	Director	“Victor Tanaka”	Director

The accompanying notes are an integral part of these consolidated financial statements.

BAYSWATER URANIUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Year Ended	Year Ended
	February 29,	February 28,
	2008	2007

EXPENSES
Administration	$51,381	$58,158
Amortization	47,133	11,736
Consulting fees (Note 10(a))	238,467	-
Directors’ fees	15,500	-
Investor relations	153,029	199,993
Management fees (Note 10(a))	354,360	451,941
Office and miscellaneous	320,084	107,362
Costs related to flow-through obligations	154,613	-
Professional fees	538,997	404,757
Property investigation costs	328,410	247,500
Rent	125,455	48,785
Shareholder communications	417,991	296,133
Stock-based compensation (Note 9)	7,629,161	5,216,773
Transfer agent and filing fees	87,636	108,713
Travel and related costs	50,517	25,634

Loss before other items	(10,512,734)	(7,177,485)

OTHER ITEMS
Foreign exchange loss	(18,239)	(12,567)
Interest income	1,320,247	269,999
Unrealized loss on marketable securities (Note 5)	(30,451)	-
Realized gain on sale of marketable securities	1,450,586	-
Write-down of investment	-	(230,000)
Mineral properties written-off	(1,724,838)	(20,957)

	997,305	6,475

Loss before income taxes	(9,515,429)	(7,171,010)

Future income tax recovery (Note 13)	5,703,000	-

Loss and comprehensive loss for the year	(3,812,429)	(7,171,010)

Deficit, beginning of year	(12,100,220)	(4,929,210)

Fair value adjustment on financial instruments (Note 2)	366,517	-

Deficit, end of year	$(15,546,132)	$(12,100,220)

Basic and diluted loss per common share	$(0.03)	$(0.13)

Weighted average number of common shares outstanding	114,089,657	55,498,435

The accompanying notes are an integral part of these consolidated financial statements.

BAYSWATER URANIUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended
	February 29,	February 28,
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(3,812,429)	$(7,171,010)
Items not affecting cash:
Amortization	47,133	11,736
Obligation to issue shares for services	7,500	37,500
Shares issued for services	-	55,650
Stock-based compensation	7,629,161	5,216,773
Unrealized loss on marketable securities	30,451	-
Realized gain on sale of marketable securities	(1,450,586)	-
Write-down of investment	-	230,000
Write-off of mineral properties	1,724,838	20,957
Future income tax recovery	(5,703,000)	-
Changes in non-cash working capital items:
Increase in receivables	(482,088)	(52,821)
Increase in prepaids and deposits	(276,937)	(17,130)
Decrease in accounts payable and accrued liabilities	(236,383)	(26,453)

Net cash used in operating activities	(2,522,340)	(1,694,798)

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(16,815,268)	(6,686,500)
Equipment	(155,424)	(27,274)
Mineral property expenditures	(19,019,235)	(10,683,411)
Mineral property recoveries	963,822	1,237,835
Exploration advances	(445,496)	(249,086)
(Purchase) recovery of reclamation bonds	(302,235)	3,500
Purchase of marketable securities	(1,300,000)	-
Proceeds on sale of marketable securities	2,515,585	-
Amalgamation and acquisition costs	(459,149)	-
Cash acquired on amalgamations	2,523,527	92,611
Investment	-	(1,000,000)

Net cash used in investing activities	(32,493,873)	(17,312,325)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	29,883,271	25,663,530
Share issue costs	(898,943)	(467,055)

Net cash provided by financing activities	28,984,328	25,196,475

Change in cash during the year	(6,031,885)	6,189,352

Cash, beginning of year	6,189,352	-

Cash, end of year	$157,467	$6,189,352

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

1.	NATURE OF OPERATIONS

Bayswater Uranium Corporation (formerly Kilgore Minerals Ltd.) (“new Bayswater”) and its wholly-owned subsidiaries, including old Bayswater (see below), (the “Company”), are engaged in the exploration of its mineral properties and has not yet determined whether these properties contain economically recoverable reserves. To date, the Company has not earned significant revenues and is considered to be in the development stage.

Effective July 24, 2007, a wholly-owned subsidiary of the Company amalgamated with Bayswater Uranium Corporation (“old Bayswater”) (Note 6). The resulting amalgamated company is named Bayswater Holdings Inc. and is a wholly-owned subsidiary of the Company.

In conjunction with the amalgamation, the Company changed its name to Bayswater Uranium Corporation.

Effective December 21, 2007, the Company completed an Arrangement Agreement with Northern Canadian Uranium (“NCA”). Pursuant to the Arrangement Agreement, NCA amalgamated with a wholly-owned subsidiary of the Company (Note 6). The resulting amalgamated company is named NCU Holdings Inc. and is a wholly-owned subsidiary of the Company.

On August 15, 2006, old Bayswater amalgamated with Pathfinder Resources Ltd.

2.	CHANGES IN ACCOUNTING POLICIES

Effective March 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) contained in CICA Handbook Sections 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments – Recognition and Measurement”, 3861, “Financial Instruments– Disclosure and Presentation”, and 3865, “Hedges”.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available for sale or other financial liabilities. All financial instruments and derivatives are measured at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement will depend on a financial instrument’s initial classification. Held -for-trading financial assets are measured at fair value and changes in fair value are recognized in income. Available -for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is disposed of, impaired or its classification is changed.

As a result of the adoption of these new standards, the Company has classified its cash and marketable securities as held-for-trading. Receivables are classified as loans and receivables, short-term investments are classified as held-to-maturity, and accounts payable and accrued liabilities are classified as other liabilities, all of which are measured at amortized cost.

As a result of the application of Section 3855, the Company’s marketable securities were written up by $441,517 and the deficit at the beginning of the period was reduced by $366,517, net of a future income tax liability of $75,000, to reflect the fair value of marketable securities held as at February 28, 2007.

3.	SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting year. Actual results could differ from the estimates.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Use of estimates (cont’d…)

Significant accounts that require estimates relate to the possible impairment of equipment and mineral property interests, the useful life of equipment, future income taxes and related valuation allowances, valuation of investments, valuation of stock-based compensation and warrants on private placements and the valuation of asset retirement obligations.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Results of operations of subsidiaries are included from the date of acquisition. Significant inter-company balances and transactions have been eliminated upon consolidation.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollars at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at rates approximating those in effect at the transaction date. Exchange gains and losses arising on translation are included in the statement of operations.

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates, and income and expense items are translated at rates approximating those in effect at the transaction date for the year. Translation gains and losses are reflected in loss for the year.

Short-term investments

Short-term investments include Canadian guaranteed investment certificates with a major Canadian banking institution that are readily convertible to cash with an original term of more than 90 days when acquired. These investments are stated at cost and their carrying value approximates their fair value.

Equipment

Equipment is recorded at cost, net of accumulated amortization. Amortization is calculated on an annual basis over the estimated useful lives of the assets as follows:

Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Exploration equipment	30% declining balance
Vehicles	30% declining balance
Leasehold improvements	5 years straight-line

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Mineral properties (cont’d…)

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Government mining assistance

The Company carries on certain mineral exploration activities in Newfoundland and Labrador and is eligible to earn refundable credits based on qualifying expenditures. Payments received for mining exploration assistance are recorded as either a reduction of the cost of applicable assets or credited in the statement of operations depending on the nature of the expenditures which gave rise to the credits.

Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting form revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

To date, the Company does not have any significant asset retirement obligations.

Investments

Long-term investments are carried at cost. If it is determined that the value of the investment is permanently impaired, it is written down to its estimated net realizable value.

Stock-based compensation

The Company uses the fair value-based method for all stock-based compensation, including options granted under the Company’s incentive stock option plan and for compensatory rewards. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of the grant and expenses the fair value over the period of vesting. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Future income taxes

Future income taxes are recorded for using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The Company records a future income tax liability and a reduction in capital stock for the estimated tax benefits transferred to shareholders. When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of future income taxes in the statement of operations.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Comparative figures

Certain of the comparative figures have been restated in order to conform with the current year’s presentation.

Recent accounting pronouncements

The following new standards were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2007 and are all effective for the fiscal year beginning March 1, 2008.

CICA Handbook Section 1535 - Capital Disclosures

This section establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

CICA Handbook Section 3862 and 3863 - Financial Instruments

These two standards replace the current standard, “Financial Instruments – Disclosure and Presentation” (Section 3861), revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how those risks are managed.

CICA Handbook Section 1400 - General Standards of Financial Statements

This section requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

The Company adopted these standards effective March 1, 2008 and management has determined that the adoption of these new standards will not have a material impact on the financial statements of the Company or its business, except for expanded disclosures in the notes to the financial statements.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Recent accounting pronouncements (cont’d…)

CICA Handbook Section 3064 - Goodwill and other intangibles assets

This new section replaces Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Management does not expect that the adoption of this new standard will have a material impact on the Company’s financial statements. The Company will adopt the new standard for its fiscal year beginning March 1, 2009.

International reporting standards

In addition to the above new accounting standards, the Accounting Standards Board (“AcSB”), in 2006, published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	EQUIPMENT

	February 29, 2008			February 28, 2007

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Furniture and fixtures	$14,327	$11,906	$2,421	$13,185	$10,870	$2,315
Computer equipment	119,498	35,180	84,318	60,758	18,148	42,610
Exploration equipment	111,765	21,547	90,218	31,452	-	31,452
Vehicles	86,260	27,044	59,216	-	-	-
Leasehold improvements	10,191	6,228	3,963	10,191	4,530	5,661
	$342,041	$101,905	$240,136	$115,586	$33,548	$82,038

5.	MARKETABLE SECURITIES

During the current fiscal year, the Company reclassified its investments as marketable securities and carries them at fair value (Note 2). As at February 29, 2008, marketable securities consist of shares in publicly traded companies with an initial cost of $1,556,222 and a fair value of $1,525,771, which resulted in an unrealized loss on marketable securities of $30,451 being recorded in operations. The February 28, 2007 balance is recorded at initial cost less write-downs. The fair value of investments at February 28, 2007 was $1,265,485.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

6.	PLANS OF ARRANGEMENT

Amalgamation of Kilgore Minerals Ltd. and Bayswater Uranium Corporation

The Company (i.e. new Bayswater) completed an Arrangement Agreement (the “Agreement”) with old Bayswater. Pursuant to the Agreement, the Company split its shares on the basis of 1.25 new shares for each old share and, effective July 24, 2007, old Bayswater amalgamated with a wholly-owned subsidiary of the Company. Each share or convertible security of old Bayswater was exchanged for one common share or one convertible security of the Company, respectively. This transaction resulted in the issuance of 29,115,090 of the Company’s common shares (including 500,000 shares issued as a finder’s fee), as well as 1,685,540 stock options and 188,750 share purchase warrants. Upon completion of the agreement, the Company changed its name to Bayswater Uranium Corporation and all of its directors and management resigned in favour of directors and management of old Bayswater.

Since the former shareholders of old Bayswater control the majority of the outstanding capital stock of the Company, the transaction has been accounted for as an acquisition of the Company’s net assets by old Bayswater. The fair value of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration is not clearly evident, in which case the fair value of the net assets acquired is used. Accordingly, the purchase consideration has been allocated based on the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase, July 24, 2007.

The allocation of the purchase price is summarized in the table below:

Purchase price:
29,115,090 post-amalgamation common shares	$4,093,106
Stock options of Kilgore	840,953
Amalgamation costs	318,510
$5,252,569

Net assets acquired:
Cash	$2,490,962
Receivables	50,865
Prepaids and deposits	24,863
Reclamation bond	6,862
Equipment	23,380
Mineral properties	2,738,847
Accounts payable and accrued liabilities	(83,210)
$5,252,569

Using the Black-Scholes option-pricing model, the 1,685,540 stock options granted were valued at $1,635,832 ($0.97 per option). Of this total, $840,953 was allocated to the purchase price for options vested at July 24, 2007.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

Risk-free interest rate:	4.66%
Expected life of options:	2.3 years
Annualized volatility:	92%
Dividend rate:	0%

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

6.	PLANS OF ARRANGEMENT (cont’d…)

Acquisition of Northern Canadian Uranium Inc.

Effective December 21, 2007, the Company completed an Arrangement Agreement with Northern Canadian Uranium Inc. (“NCA”). Pursuant to the Arrangement Agreement, NCA amalgamated with a wholly-owned subsidiary of the Company, forming a new company, NCU Hold ings Inc. (“NCU”). Each share or convertible security of NCA was exchanged for 0.65 common shares or 0.65 convertible securities of the Company, respectively. This transaction resulted in the issuance of 18,198,337 of the Company’s common shares, as well as 1,059,500 stock options.

The transaction has been accounted for as an acquisition of NCA’s net assets by the Company. The fair value of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration is not clearly evident, in which case the fair value of the net assets acquired is used. Accordingly, the purchase consideration has been allocated based on the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The allocation of the purchase price is summarized in the table below:

Purchase price:
18,198,337 post-amalgamation common shares	$5,381,382
Stock options of NCA	441,154
Acquisition costs	140,639
$5,963,175

Net assets acquired:
Cash	$32,565
Receivables	40,526
Prepaids and deposits	2,000
Reclamation bonds	47,171
Exploration advances	294,957
Equipment	55,074
Mineral properties	5,878,976
Accounts payable and accrued liabilities	(388,094)
$5,963,175

Using the Black-Scholes option-pricing model, the 1,059,500 stock options granted were valued at $441,154 ($0.42 per option). Of this total, $441,154 was allocated to the purchase price for options vested at the effective date of the purchase.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

Risk-free interest rate:	3.88%
Expected life of options:	2.5 years
Annualized volatility:	84%
Dividend rate:	0%

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

6.	PLANS OF ARRANGEMENT (cont’d…)

Amalgamation with Pathfinder

The Company completed an amalgamation with Pathfinder Resources Ltd. (“Pathfinder “) to form Bayswater Uranium Corporation (i.e. old Bayswater) effective August 15, 2006. This amalgamation was accounted for as a purchase transaction, with old Bayswater being identified as the acquirer and Pathfinder as the acquiree. Old Bayswater issued 20,247,186 common shares to the former shareholders of Pathfinder (based on a ratio of 0.588 to 1) and also granted options to replace outstanding Pathfinder options. The acquisition has been recorded at the value of the net identifiable assets of Pathfinder at the date of acquisition.

The allocation of the purchase price is summarized in the table below:

Purchase price:
20,247,186 post-amalgamation common shares	$4,164,987
Stock options of Pathfinder	183,972
$4,348,959

Net assets acquired:
Cash	$92,611
Short-term investments	2,000,000
Receivables	106,361
Prepaids and deposits	10,037
Reclamation bond	3,500
Equipment	34,819
Investments	5,168
Mineral properties	2,468,758
Accounts payable and accrued liabilities	(372,295)
$4,348,959

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

7.	MINERAL PROPERTIES

Year Ended February29, 2008	CMB Labrador Claims	Thelon Basin Projects	Athabasca Basin, Saskatchewan	Collins Bay Property, Saskatchewan	Murphy and Hermitage, Nfld	Wisker Valley Property Nfld	Mali and Niger, West Africa	USA Properties	Ireland, Italy and Other Properties	Total
Acquisition costs
Balance, beginning of year	$577,601	$2,300,436	$5,499,025	$-	$399,158	$-	$84,087	$-	$605,570	$9,465,877
Additions	879,020	959,652	-	350,000	27,627	377,500	-	450,944	154,973	3,199,716
Recoveries	(88,450)	(559,299)	-	-	(167,256)	-	-	-	-	(815,005)
Acquisition of NCA (Note 6)	-	-	-	3,656,052	-	-	287,022	1,935,902	-	5,878,976
Acquisition of Kilgore (Note 6)	-	-	-	-	-	-	-	2,738,847	-	2,738,847
Written-off during the year	(204,000)	-	-	-	(259,529)	-	(273,684)	(82,154)	-	(819,367)

Balance, end of year	1,164,171	2,700,789	5,499,025	4,006,052	-	377,500	97,425	5,043,539	760,543	19,649,044

Deferred exploration costs
Balance, beginning of year	3,224,142	3,004,951	757,997	-	866,786	-	73,794	-	773,829	8,701,499

Airborne survey	993,164	2,422,456	1,109,585	-	-	229,402	-	492,199	-	5,246,806
Analytical	361,549	12,804	-	-	-	36,479	-	1,767	3,846	416,445
Camp costs	210,549	707,852	127,800	-	-	10,414	-	-	-	1,056,615
Community relations	141,480	7,075	-	-	-	-	-	-	-	148,555
Compilation	33,028	18,331	55	2,005	-	20	-	129,148	7,447	190,034
Drilling	1,895,471	80,145	-	1,440,840	-	73,314	-	13,764	-	3,503,534
Environmental	-	-	-	-	-	-	-	104,467	-	104,467
Equipment	134,971	81,938	-	-	-	6,003	-	4,595	-	227,507
Field administration	50,687	76,665	7,274	-	22	3,098	2,438	53	326	140,563
Field supplies	36,749	54,165	-	-	-	2,676	-	437	-	94,027
Fixed wing/helicopter	1,903,587	904,269	-	-	14,666	7,264	-	-	-	2,829,786
Geological consulting	887,356	388,575	65,884	40,299	5,150	86,889	25,664	545,118	104,181	2,149,116
Ground geophysics	127,783	296,173	-	-	-	70,826	-	-	-	494,782
Geophysical consulting	119,306	153,789	168,576	20,994	-	-	8,850	45,442	12,450	529,407
Line cutting	98,499	-	-	-	-	27,133	-	-	-	125,632
Permitting	21	15,386	878	-	-	-	-	132,733	-	149,018
Property cost recoveries	(133,333)	(102,843)	-	-	(13,814)	-	-	-	-	(249,990)
Property maintenance	22,815	14,696	6,540	26,086	256	13,180	22,210	670,256	-	776,039
Prospecting	242,797	141,067	-	-	936	311,649	-	-	-	696,449
Travel and related	99,804	137,168	8,940	-	-	27,058	723	20,348	-	294,041
	7,226,283	5,409,711	1,495,532	1,530,224	7,216	905,405	59,885	2,160,327	128,250	18,922,833

Written-off during the year	-	-	-	-	(874,002)	-	(23,423)	(8,046)	-	(905,471)

Balance, end of year	10,450,425	8,414,662	2,253,529	1,530,224	-	905,405	110,256	2,152,281	902,079	26,718,861

Total, end of year	$11,614,596	$11,115,451	$7,752,554	$5,536,276	$-	$1,282,905	$207,681	$7,195,820	$1,662,622	$46,367,905

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

7.	MINERAL PROPERTIES (cont’d…)

Year Ended February 28, 2007	CMB Labrador Claims	Thelon Basin Projects	Athabasca Basin, Saskatchewan	Hermitage, Nfld	Murphy Property Nfld	Niger, West Africa	Central America Uranium Syndicate	Avoca, Ireland	Tuscany Gold, Italy	Total
Acquisition costs
Balance, beginning of year	$1,002,880	$-	$-	$-	$-	$45,880	$-	$600,000	$-	$1,648,760
Additions	419,571	1,732,947	5,499,025	-	167,000	38,207	-	-	5,570	7,862,320
Recoveries	(844,850)	-	-	(84,200)	(61,300)	-	-	-	-	(990,350)
Acquisition of Pathfinder	-	567,489	-	377,658	-	-	-	-	-	945,147

Balance, end of year	577,601	2,300,436	5,499,025	293,458	105,700	84,087	-	600,000	5,570	9,465,877

Deferred exploration costs
Balance, beginning of year	241,408	1,042	-	-	-	-	-	450	-	242,900

Acquisition of Pathfinder	-	1,206,203	-	311,976	-	-	4,108	-	-	1,522,287

Airborne survey	1,799,205	835,754	712,700	71,486	10,543	-	-	-	-	3,429,688
Analytical	33,864	1,240	-	5,172	-	-	-	-	-	40,276
Camp costs	71,922	-	-	16,645	2,917	-	-	-	-	91,484
Compilation	39,555	32,881	7,240	-	-	-	-	-	-	79,676
Drilling	50,000		-	-	-	-	-	-	-	50,000
Equipment	109,390	-	-	14,842	-	-	-	-	-	124,232
Field administration	67,865	4,292	103	728	-	3,581	-	3,522	83,745	163,836
Field supplies	85,274	132	-	7,396	178	-	1,386	1,007	-	95,373
Fixed wing/helicopter	363,307	12,793	-	140,328	1,159	-	-	-	-	517,587
Geological consulting	182,485	170,903	19,232	35,025	2,300	2,475	380	-	13,000	425,800
Ground geophysics	-	154,015	-	-	-	11,100	-	590,480	-	755,595
Geophysical consulting	68,756	113,473	-	8,000	1,425	20,745	5,127	22,231	14,511	254,268
Mapping	8,441	14,469	14,111	280	-	13,417	-	-	28,534	79,252
Property maintenance	-	444,104	-	-	-	-	5,037	20,217	-	469,358
Project management	9,955	1,573	2,082	-	762	-	1,532	-	4,900	20,804
Property cost recoveries	(150,000)	-	-	(119,156)	(33,161)	-	-	(23,531)	-	(325,848)
Prospecting	168,535	-	-	333,991	26,600	-	-	-	-	529,126
Travel and related	74,180	12,077	2,529	27,350	-	22,476	3,387	6,763	8,000	156,762

	2,982,734	1,797,706	757,997	542,087	12,723	73,794	16,849	620,689	152,690	6,957,269

Balance, end of the year	3,224,142	3,004,951	757,997	854,063	12,723	73,794	20,957	621,139	152,690	8,722,456

Written off during the year	-	-	-	-	-	-	(20,957)	-	-	(20,957)

Total, end of year	$3,801,743	$5,305,387	$6,257,022	$1,147,521	$118,423	$157,881	$-	$1,221,139	$158,260	$18,167,376

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

7.	MINERAL PROPERTIES (cont’d…)

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Co mpany has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

Uranium properties

Central Mineral Belt Properties, Labrador

On November 17, 2005, the Company entered into an option agreement with Longview Capital Partners Inc. (formerly Longview Strategies Incorporated) (“Longview”), a company related by a former director in common, to acquire a 100% interest in certain claim blocks located in Labrador, Newfoundland. Under the terms of the agreement, the Company has paid Longview $560,000 and issued 431,202 common shares valued at $372,000. In addition, the Company was obligated to make a cash payment of $500,000 by March 28, 2008. Subsequent to February 29, 2008, and pursuant to an amended agreement, the Company settled this obligation by issuing 1,250,000 common shares valued at $500,000. A net smelter royalty (“NSR”) of 2% will be payable to an underlying option holder on each of the claim blocks retained. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000. By agreement dated November 22, 2005, Longview assigned all its staking rights with the underlying option holder to the Company.

On November 29, 2005, the Company entered into an agreement with the underlying option holder to stake additional claim blocks at a cost of $61,440. In consideration, the Company paid the underlying option holder a staking fee of 50,000 common shares valued at $15,000. A NSR of 2% will be payable on each of the claim blocks. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000.

On January 3, 2006, the Company entered into an agreement with the underlying option holder to stake additional claim blocks at a cost of $599,040. In consideration, the Company paid the underlying option holder a staking fee of $10,000 in cash and 180,000 common shares valued at $86,400. A NSR of 1% will be payable on each of the claim blocks. The Company has the right to purchase all of the NSR (1%) at any time for $2,000,000.

The Company acquired by staking, during the year ended February 28, 2007, additional claims in Labrador. In consideration, the Company paid a staking fee of $19,400 in addition to staking costs of $144,800. An NSR of 1% will be payable on these claims. The Company retains the right to purchase the NSR (1%) at any time for $2,000,000.

The Company purchased, during the year ended February 28, 2007, additional claims in Labrador for cash consideration of $5,600. An NSR of 2% will be payable on these claims. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000.

The Company has acquired, during the years ended February 29, 2008 and February 28, 2007, a 100% interest, by staking, in additional claims in Labrador.

The Company has acquired, during the year ended February 28, 2007, a 100% interest, by staking, in additional claims in Labrador, subject to a 1% or 2% NSR for a staking fee of $3,000. The Company has the right to purchase, respectively, all or one-half of the NSR (1%) at any time for $1,000,000.

During the year ended February 29, 2008, the Company acquired an option from Silver Spruce Resources Inc. and Universal Uranium Ltd. to earn a 50% interest in additional claims in Labrador. To earn its 50% interest, the Company issued 200,000 common sharesvalued at $204,000 and is required to incur exploration expenditures totaling$100,000 by July 31, 2008. The Company terminated this agreement and as a result, all related costs have been written off to operations during the year ended February 29, 2008.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Central Mineral Belt Properties, Labrador (cont’d…)

During the year ended February 29, 2008, the Company entered into an option/joint venture agreement with Ucore Uranium Inc. (“Ucore”), whereby the Company and Ucore pooled certain claims and option rights on additional claims held by Ucore in Labrador. Pursuant to the terms of the agreement, the Company and Ucore each have the option to acquire a 50% interest in the pooled claims and option rights by incurring exploration expenditures totaling $266,667 and $133,333, respectively, by August 31, 2008.

Thelon Basin Projects

These properties include the Canada Uranium Joint Venture and the Company’s other property holdings in the Thelon Basin.

Thelon Basin Properties, Northwest Territories (“NWT”) and Nunavut

The Company entered into an agreement, dated April 13, 2006, with Yukon 37999 Inc. to acquire a 100% interest in additional uranium claims in the South Thelon area of the NWT in consideration of a cash payment of $102,903. The Company has also agreed to issue 108,858 common shares in three equal installments, the first of which was issued during the year ended February 28, 2007 and the second of which was issued during the year ended February 29, 2008. The final installment was issued subsequent to February 29, 2008. A NSR of 2% on metals and a gross overriding royalty (“ GOR”) of 2% on diamonds will be payable on each of the claims. The Company retains the right to purchase one-half of the royalties (1.0%) at any time for $2,000,000.

The Company entered into an agreement, dated April 13, 2006 as amended May 29, 2006 and August 4, 2006, with Aurora Geosciences Ltd. (“Aurora”) to stake a minimum of 600,000 acres in Thelon Basin, NWT. Under the terms of the agreement, consideration for staking was $0.60 per acre and one-third of a common share of the Company per acre, for claims located on land and $0.40 per acre and one-quarter of a common share of the Company per acre for claims located over water. During the year ended February 28, 2007, a total of $1,056,356 was paid by the Company for staking costs and 520,297 common shares were issued to Aurora.

Pursuant to a Memorandum of Understanding (“MOU”) dated April 11, 2005, Pathfinder was granted an option to acquire an 80% interest in uranium rights in certain exploration permits acquired by Diamonds North Resources Ltd., located within and around the Thelon Basin, Northwest Territories, Canada in consideration of making a cash payment of $100,000 (paid) and issuing a total of 2,000,000 common shares (1,500,000 shares issued pre-amalgamation). The Company issued 294,000 shares (500,000 pre-amalgamation Pathfinder shares) during the year ended February 29, 2008. The Company must also incur staged optional exploration expenditures on the property totaling $4,000,000, of which $400,000 must be expended by April 11, 2006 (completed), a further $1,600,000 by April 11, 2007 (completed) and a further $2,000,000 by April 11, 2008 (completed).

During the year ended February 29, 2008, the Company granted an option to Stornoway Diamond Corp. (“Stornoway”), whereby Stornoway may earn a 60% interest in certain diamond rights at Itza Lake, Nunavut by issuing to the Company common shares of Stornoway with a value of $75,000 (received) and by incurring $4,000,000 n exploration expenditures over five years (with a minimum of $500,000 to be incurred prior to September 1, 2008).

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Canada Uranium Joint Venture

On January 23, 2006, the Company entered into a joint venture agreement with Strongbow Exploration Inc. (“Strongbow”) to identify, acquire and explore uranium properties in Canada. A director of Strongbow subsequently became a director of the Company. The Company will be the operator of the joint venture and, over the first five years of the agreement, shall contribute funding of up to $500,000 for the acquisition of prospective Canadian uranium properties identified by Strongbow. Strongbow and the Company shall each retain a 50% working interest in each acquired property, subject to the right of Strongbow to select up to three joint venture properties (“Earn-In Properties”) for which the Company must fund the first $600,000 in exploration expenditures on eachsuch property. Under the terms of the joint venture arrangement, Strongbow must offer all Canadian uranium opportunities that it identifies to the Company for inclusion in the joint venture. The Company maintains the right to identify and acquire Canadian uranium prospects outside of the joint venture, with no obligation to offer such projects to Strongbow unless such prospect is located in any of the Yukon, Nunavut, or Northwest Territories.

Pursuant to the joint venture, the Company entered into an agreement dated April 13, 2006 with Yukon 37999 Inc. ("Yukon") to acquire a 100% interest in certain uranium claims in the South Thelon Basin area of the NWT for cash consideration totaling $105,706. A NSR of 1% on metals and a 1% GOR on diamonds will be payable on each of the claim blocks. The joint venture retains the right to purchase one-half of the royalties (0.5%) at any time for $1,000,000. Strongbow has elected to include these claims as an Earn-In Property.

Pursuant to the joint venture, certain prospecting permits have been granted to Strongbow in the North Thelon Basin, Nunavut, at a cost of $2,000 (Check this amout?) to the Company. Strongbow has elected to include these permits as an Earn-In Property under the Joint Venture.

Athabasca Basin Projects

These properties include the Brudell Lake property and other property holdings acquired in conjunction with the amalgamation with Northern Canadian Uranium (Note 6 & see below).

Brudell Lake Properties, Athabasca Basin, Saskatchewan

The Company entered into a purchase agreement dated July 19, 2006 as amended September 28, 2006 between the Company and the Saskatchewan Syndicate (the “Vendor”) whereby the Company acquired a 100% interest in certain mineral claims in three claim blocks referred to as the Brudell Lake Property, Worden Lake Property and the William River Property located in the south central portion of the Athabasca Basin, Saskatchewan. The consideration payable to the Vendor was comprised of 3,500,000 common shares (issued) of the Company at a value of $1.06 per share and $1,500,000 (paid). The properties are also subject to a 2% NSR on all metals produced and 2% GOR on all diamonds produced. The Company granted a finder’s fee of 100,000 common shares of the Company to a private individual for his assistance in introducing this property to the Company.

During the year ended February 28, 2007, the Company acquired, by staking, additional claims adjacent to the Brudell Lake properties at a cost of $183,024.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Hermitage Uranium Belt Properties, Newfoundland

The Hermitage Uranium Belt properties include the Hermitage Property, Cochrane Pond Joint Venture property and the Murphy Property.

Hermitage Property, Newfoundland, Canada

On October 28, 2005, Pathfinder staked certain claims in southwestern Newfoundland. A finder’s fee of 150,000 common shares (pre-amalgamation) of Pathfinder was issued to Commander Resources Ltd. (“CMD”) and the property is subject to a 2% NSR to CMD. The Company also staked further claims.

During the year ended February 29, 2008, cla ims held 100% by Bayswater and not subject to the Cochrane Pond Joint Venture were all allowed to lapse except for three claims . Certain of these abandoned claims were assigned to CMD. As a result, all related costs incurred by the Company have been written off to operations during the year ended February 29, 2008.

Cochrane Pond Joint Venture, Newfoundland, Canada

On June 19, 2006, the Company signed a joint venture agreement with CMD whereby they agreed to associate and participate in a 50/50 joint venture operation for the purpose of exploring the Cochrane Pond property located in the Hermitage Uranium Belt, Newfoundland, and, if deemed warranted, bring the property or a portion thereof into commercial production by establishing and operating a mine.

During the year ended February 28, 2006, the companies jointly staked certain claims in southwestern Newfoundland.

During the year ended February 29, 2008, the Company and CMD entered into an option agreement with Global Gold Uranium, LLC (the”Optionee”), a wholly-owned subsidiary of Global Gold Corporation (“Global”), whereby the Optionee may earn up to a 60% interest in the Cochrane Pond property. To earn an initial 51% interest, the Optionee must pay US$700,000, issue 350,000 common shares of Global and incur exploration expenditures totaling $3,500,000 over a four year period. A further 9% interest can be earned by either incurring an additional $2,000,000 of exploration expenditures over a two year period or funding and delivering a feasibility study to the Company and CMD within a three year period. During the year ended February 29, 2008, the Company received US $100,000 ($111,520) from the Optionee, and 75,000 common shares of Global valued at $55,736.

Murphy Property, Newfoundland, Canada

During the year ended February 28, 2007, the Company entered into an option agreement to acquire a 90% interest in the Murphy Property located in the Hermitage Uranium Belt of southern Newfoundland. To earn its 90% interest , the Company must make phased total cash payments of $375,000 (paid $25,000) and issue 1,000,000 common shares (issued 100,000) over three years. The Company is also required to complete staged work expenditures totaling $1,000,000 (completed $100,000 in first year) over a four year period. The owner’s 10% property interest will be carried to commercial production; prior to production, the interest may be converted to a 3% NSR on production. The Company may reduce the NSR to 2% by paying the owner $2,000,000.

During the year ended February 29, 2008, the Company entered into a joint venture with CMD on the Murphy Property. Under the terms of the joint venture agreement, CM D acquired a 50% interest in the 90% interest the Company is earning in the Murphy Property by assuming 50% of the Company’s option agreement obligations. CMD’s first year obligations include a cash payment of $12,500 (received), issuance of 80,000 common shares to the Company (received at a value of $48,800) and funding $50,000 in exploration expenditures (completed). Future optional obligations by CMD include additional cash payments of $175,000, issuing common shares to the Company equal to the value of 450,000 shares of the Company over three years, and contributing $450,000 towards exploration expenditures over four years. The Company has terminated the Joint Venture with CMD on the Murphy Property and has also terminated the option agreement on the property. As a result, all related costs incurred by the Company have been written off to operations during the year ended February 29, 2008.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Wisker Valley Property, Newfoundland, Canada

During the year ended February 29, 2008, the Company acquired an option to earn a 100% interest in the Wisker Valley property in the Baie Verte area of Newfoundland. To earn its 100% interest, the Company is required to pay $1,470,000 ($170,000 paid), issue 2,000,000 common shares (200,000 shares issued) and incur exploration expenditures totaling $2,500,000 over a four year period. The property will be subject to a 3% net smelter returns royalty of which the Company may purchase one-third for $2,000,000.

Baca Property, New Mexico, United States

During the year ended February 29, 2008, the Company acquired an option to earn a 100% interest inclaims comprising the Baca Property in New Mexico by paying US $500,000 (US $50,000 paid) and issuing 1,000,000 common shares (100,000 shares issued) over a four year period. A NSR of 4% on mineral products produced will be payable on the claims. The Company retains the right to purchase one half of the NSR (2%) at any time for $2,000,000. A 4% NSR is also payable on production from mineral rights acquired by the Company within a one kilometer perimeter of the property unless such production is already burdened by a royalty or similar interest, in which case the Company will only be required to pay a 1% NSR. Upon the fourth anniversary o f the option agreement, advance royalty payments of US $50,000 are to be paid annually and will be credited against future production royalties.

During the year ended February 29, 2008, the Company acquired a 100% interest by staking in additional claims in the region of the Baca Property.

Hurricane Cliffs Property, Utah, United States

During the year ended February 29, 2008, the Company acquired an option to earn a 100% interest in the Hurricane Cliffs Property in Utah by paying US $250,000 (US $25,000 paid) and issuing 500,000 common shares (50,000 issued) over a four year period. A NSR of 3% on mineral products produced will be payable on the claims. The Company retains the right to purchase one third of the NSR (1%) at any time for $1,000,000. A 3% NSR is also payable on production from mineral rights acquired by the Company within a one kilometer perimeter of the property unless such production is already burdened by a royalty or similar interest, in which case the Company will only be required to pay a 1% NSR. Upon the fourth anniversary of the option agreement, advance royalty payments of US $25,000 are to be paid annually and will be credited against future production royalties. Subsequent to February 29, 2008, the Company terminated the Hurricane Cliffs property agreement. As a result, all related costs incurred by the Company have been written off to operations during the year ended February 29, 2008.

Montana, Wyoming, California and Nevada Uranium Properties, United States

In conjunction with the Kilgore amalgamation (Note 6):

a)	the Company holds a 100% interest in several uranium properties located in the states of Montana, Wyoming, California and Nevada, USA.

b)	the Company holds a 100% interest in two uranium state leases in Wyoming, and entered into a surface and mineral lease agreement on lands in Carter County, Montana (the “Schlosser Lease”). Under the surface and mineral lease agreement, the Company is responsible for payment of production royalties at rates of between 1% and 3% based on gross value of mineral materials sold and for making certain minimum annual royalties payable in advance. Annual advance minimum royalty payments made by the Company shall be applied as a credit against production royalties.

The first annual advance minimum royalty payment, being $10,000, was due and paid on November 1, 2005, and increases on each anniversary date thereafter to a maximum of US$100,000 by the 14th anniversary date. The annual minimum royalty payment will also increase upon commercial production of mineral materials from the lease. The primary term of the lease is for twenty years, and with a consecutive secondary term thereafter that begins on the twentieth (20th ) anniversary, unless terminated sooner.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Montana, Wyoming, California and Nevada Uranium Properties, United States (cont’d…)

c)	the Company holds a 100% interest in additional claims staked in Nevada and acquired a 100% interest in ten uranium state leases in Wyoming.

d)	pursuant to a data base purchase agreement, the Company agreed to pay an NSR of 0.25% on uranium production from certain mineral lands within Carter County, Montana and Crook County, Wyoming and to pay a bonus of US$100,000 in the event a uranium mine is constructed in the same region.

e)	the Company holds a 100% interest in additional staked claims in Montana and Wyoming; and entered into a surface and mineral lease agreement on land in Carter County, Montana (the “Cochrane Lease”). Under the surface and mineral lease agreement, the Company is responsible for an upfront payment of US$25,000, and payment of production royalties at rates of between 2% and 5% based on net value realized from sale of minerals, and subject to certain minimum annual royalties payable in advance. Advance annual minimum royalty payment made by the Company shall be applied as a credit against production royalties. The advance annual minimum royalty is US$3 per acre during the primary term, increasing to US$6 per acre on the tenth (10th ) anniversary date. The primary term of the lease is for ten years, and with a consecutive secondary term thereafter that begins on the tenth (10th ) anniversary date, unless sooner terminated.

f)	the Company holds a database on the Mountain West Property in Elko county, Nevada. The database was acquired for an initial cash payment of US$50,000, with a further cash payment of US$100,000 to be made when the Company receives a Nevada mine permit. The acquisition agreement also includes the grant of a right of first offer to UG USA, Inc., under which the Company has entered into an agreement for the sale of uranium concentrates to UG USA, Inc. The right of first offer applies to the first one million pounds of uranium concentrate production from the Mountain West Property, at a 1% discount to the prevailing spot price of uranium.

Saskatchewan, Canada; Nevada, Wyoming and South Dakota, USA and Mali and Niger, West Africa Uranium Properties

In conjunction with the acquisition of NCA (Note 6) the Company acquired the following uranium properties:

a)	Saskatchewan and Nevada Properties: On June 15, 2005, NCA entered into an option agreement with Bullion Fund Inc. (“Bullion”), pursuant to which it acquired an undivided 90% interest in certain mineral claim blocks in northern Saskatchewan , certain mineral claim blocks in Mineral County, Nevada and a mineral claim block in Clark County, Nevada. Under the terms of the option agreement, Bullion retained an undivided 10% carried interest in all the claims.

During the year ended February 29, 2008, the Company purchased the 10% interest held by Bullion in the claims subject to the initial purchase agreement by paying $125,000 cash and $225,000 through the issuance of 369,459 common shares.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Saskatchewan, Canada; Nevada, Wyoming and South Dakota, USA and Mali and Niger, West Africa Uranium Properties (cont’d…)

b)	Wyoming and South Dakota Properties: By agreement, effective March 14, 2006, with Miller-Berdahl Partnership (“Miller-Berdahl”) NCA has an option over a three year period to acquire a 100% interest, subject to certain production royalties, in state of Wyoming leases, mineral claims and one surface right agreement in four project areas in Wyoming and in one project area located in South Dakota and Wyoming. The surface right agreement, entered into between Stockade Beaver Creek Ltd., a company owned by Miller-Berdahl, and D. Spencer and P.

Spencer and assigned to the Company as per terms of the Miller-Berdahl option agreement, provides the Company access and mining rights for the consideration of a 2% NSR production royalty and annual access payments in the amount of $3.00 per acre. Under the terms of the Miller-Berdahl option agreement, the Company is to make cash payments totalling US$750,000 and issue 325,000 common shares in order to exercise the option. As of February 29, 2008, and subsequent thereto, the Company has paid US$450,000 in cash and issued 260,000 common shares.

Also, the Company has three surface rights agreements (providing also rights to mineral interests to the extent owned by the vendor) for access and mining rights in the Elkhorn project area.

c)	Mali Properites: NCA incorporated a Mali subsidiary under the name Northern Canadian Minerals Inc. Mali for the purpose of applying for and holding mineral rights in Mali. By an Establishment Agreement dated April 2, 2007 with the Government of the Republic of Mali, NCA acquired exclusive exploration and mining rights for uranium for a term of 30 years on the Samit Property in northeastern Mali. The Company is obligated to complete work commitments in the first three years to maintain the land comprising the equivalent of about US$180,000 in the first year, US$188,000 in the second year and US$193,000 in the third year. The Company is in discussions with the Government of Mali in regards an extension of work requirements due to civil unrest in the country. Upon a production decision by the Company, the Government of Mali would hold a 10% carried interest in the project and would have the right to participate for up to an additional 10% interest by contributing to the development costs as per its prorate 10% participating interest.

In addition, NCA was granted on September 27, 2007 a Prospecting Permit which provides the Company with exclusive rights to explore for uranium and apply for Establishment Agreements within an area in northeastern Mali. The permit extends for 90 days, and expires on December 23, 2007, subject to notice of same from the government of Mali. No respective notice has been received form the government to date. The Company plans to apply for two Establishment Agreements within the Prospecting Permit area. The Company is in discussions with the Government of Mali in regards the Prospecting Permit. However, as a result of the civil unrest in the country, related costs incurred to date have been written down to $1.

d)	Niger Properties: During the year ended February 29, 2008, NCA applied for 12 uranium concessions in two blocks in north central Niger, West Africa. Granting of the concessions is pending.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

7.	MINERAL PROPERTIES (cont’d…)

Uranium properties (cont’d…)

Niger Concessions

Subject to regulatory approval, the Company entered into an option agreement dated November 17, 2005 with Longview to acquire a 100% interest in two uranium and two gold concessions located in Niger, West Africa. Pursuant to the option agreement, an application has been made to the Ministry of Mines and Energy of the Republic of Niger to acquire exploration and exploitation rights to the four concessions. Under the terms of the agreement, the Company must pay Longview $200,000 ($32,817 paid) and issue 250,000 common shares once the concessions are granted. In addition, the Company must make staged payments of up to $840,000 in cash and issue 550,000 common shares over two years. The Company has the option to issue 50% of the payments in common shares in lieu of the cash.

Subject to regulatory approval, the Company entered into an agreement dated November 24, 2005 with the underlying option holder to acquire a 100% interest in two additional uranium concessions located in Niger, West Africa. As consideration, the Company paid the underlying option holder a fee of 15,634 common shares valued at $5,000. In addition, the Company must pay the underlying option holder $15,000 in cash and $15,000 in common shares once the concessions are granted. Additionally, the Company must pay the underlying option holder 10,000 common shares for each concession held twelve months after the date the concessions are granted.

Pursuant to a change to the mining code in Niger, approved by Parliament effective November 1, 2006, both Longview and the Company reapplied for uranium concessions in the aggregate comprising 16 concessions in two blocks. The Company incurred application fees for the 16 concessions totaling €23,050. During the year ended February 29, 2008, two of the concessions applied for by the Company were granted. No work expenditures are necessary to maintain the concessions granted as an unofficial “force majeure” is in effect until such time as current civil unrest in the country is under control. The gold concessions in Niger were not reapplied for by Longview under the new system.

Upon a production decision by the Company, the Government of Niger would hold a 10% carried interest in the project and would have the right to participate for up to an additional 20% interest by contributing to the development costs as per its prorate 20% participating interest and by paying for its prorate share of prior exploration expenditures.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

7.	MINERAL PROPERTIES (cont’d…)

Gold and base metal properties

Kilgore Gold Property, Idaho, United States

The Kilgore Property is located in Clark County, Idaho and consists of certain mineral claims owned 100% by the Company.

Other Gold Properties, United States

The Company holds a 100% interest in the Hai and Gold Bug Properties located in Lemhi County, Idaho by staking.

Tuscany Gold Project, Italy

The Company incorporated an Italian subsidiary under the name Tuscany Minerals S.r.l. to facilitate the application process and holding of exploration and mining permits in Italy. As of February 29, 2008, the Company has been granted six gold permits in Italy. To maintain the permits minimal work requirements are necessary and annual fees of 76,000 euros (about $120,000) are required. The permits are renewable every two years.

In addition, during the year ended February 28, 2007, the Company issued 33,333 common shares valued at $12,500 to acquire data related to the area for which the gold permits were filed.

Avoca Property, Ireland

During the year ended February 28, 2006, the Company acquired all of the outstanding shares of Jadebay Limited (“Jadebay”), a 100% owned Irish subsidiary of Strongbow, a company related by a common director. This transaction was accounted for as an asset purchase as Jadebay has no business operations. Jadebay maintains a 100% interest in two prospecting licences in the Republic of Ireland. Under the terms of the agreement, the Company issued Strongbow 1,500,000 common shares valued at $600,000. The full cost of the purchase has been allocated to the mineral concessions. To maintain the licenses, the Company must incur exploration expenditures of €37,500 (approximately CDN $56,000) per license by June 10, 2008 and complete an airborne survey by June 10, 2006.

Further exploration expenditures in the amount of 37,500 euros (approximately $56,000) per prospecting license and filing of corresponding report is required to be completed by June 10, 2008 in order to renew the licenses for a subsequent two year period to June 10, 2010. A drilling program is currently underway on the Avoca property that will fulfill the Company’s obligation to maintain the licenses until 2010 and probably until 2012.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

8.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number	Capital	Contributed
	of Shares	Stock	Surplus

Authorized
Unlimited common shares without par value
Unlimited Class A convertible preferred shares without par value
Issued
Balance, February 28, 2006	16,969,532	$5,512,757	$530,763
Private placements	22,507,531	20,556,724	-
Exercise of stock options	3,235,720	2,064,126	-
Reclassification of contributed surplus on the exercise of stock options	-	2,150,521	(2,150,521)
Exercise of warrants	5,791,635	3,042,680	-
Reclassification of contributed surplus on the exercise of warrants	-	592,568	(592,568)
Shares issued for services	90,050	93,150	-
Shares issued for mineral properties	4,395,045	4,559,480	-
Acquisition of Pathfinder (Note 6)	20,247,186	4,164,987	183,972
Acquisition of Jadebay (Note 7)	1,500,000	600,000	-
Finder’s fees – units	1,171,852	1,012,989	-
Data acquisition	33,333	12,500	-
Cancellation of treasury stock	(1,960,000)	(2,000,000)	-
Share issue costs	-	(1,480,044)	-
Compensation options	-	(1,205,752)	1,205,752
Stock-based compensation	-	-	5,216,773

Balance, February 28, 2007	73,981,884	39,676,686	4,394,171
Private placements	15,711,800	25,057,110	-
Agent’s commission	638,500	925,825	-
Compensation options	-	(1,472,250)	1,472,250
Share issue costs	-	(1,824,768)	-
Stock-based compensation	-	-	7,629,161
Mineral properties	1,754,848	1,637,746	-
Obligation to issue shares	25,280	45,000	-
Acquisition of Kilgore (Note 6)	29,115,090	4,093,106	840,953
Acquisition of NCA (Note 6)	18,198,337	5,381,382	441,154
Exercise of stock options	177,900	102,486	-
Reclassification of contributed surplus on the exercise of stock options	-	156,845	(156,845)
Exercise of warrants	4,407,137	4,723,675	-
Reclassification of contributed surplus on the exercise of warrants	-	675,360	(675,360)
Future income taxes on the renunciation of flow through expenditures	-	(10,945,000)	-

Balance, February 29, 2008	144,010,776	$68,233,203	$13,945,484

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

8.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

During the year ended February 29, 2008, the Company issued 4,336,800 units (the “Units”) at a price of $1.45 per Unit and 11,375,000 flow-through units (the “FT Units”) at a price of $1.65 per FT Unit to raise gross proceeds of $25,057,110 (the “Offering”).

Each Unit consisted of one common share and one half of one common share purchase warrant (each whole such purchase warrant, a “Warrant”). Each FT Unit consisted of one flow-through common share and one-half of one transferable Warrant. Each Warrant is exercisable into one additional non-flow-through common share at an exercise price of $1.85 to September 8, 2008.

The Agent received a commission equal to 7% of the gross proceeds of the Offering, consisting of cash of $828,173 and 638,500 Units valued at $925,825. As well, the Agent received 1,571,180 compensation options valued at $1,472,250, each of which is exercisable into one common share at an exercise price of $1.70 to September 8, 2008. The compensation options were valued using the Black-Scholes option pricing model, assuming volatility of 105.64%, risk-free interest rate of 3.90%, expected life of eighteen months and 0% dividends.

During the year ended February 28, 2007, the Company:

a)	completed a brokered private placement for total proceeds of $9,937,025. The private placement consisted of 6,357,500 flow-through units at a price of $0.90 per unit and 5,620,366 non-flow-through units at a price of $0.75 per unit. Each flow-through unit consisted of one flow-through common share and one half of one share purchase warrant. Each non-flow-through unit consisted of one common share and one half of one share purchase warrant.

Each whole share purchase warrant was exercisable into one additional common share at an exercise price of $1.00 per share until September 27, 2007. The Company paid a commission of 7.5% of the gross proceeds of the private placement through the issuance of 724,852 non-flow-through units valued at $543,639 with the same terms as the private placement and $201,638 in cash. Additionally, 1,197,786 compensation options valued at $576,430 were issued as a commission in connection with the private placement. Each compensation option entitled the holder to acquire one additional common share at an exercise price of $0.80 per share until September 27, 2007.

b)	completed a brokered private placement of 7,620,000 flow-through units issued at $1.05 per unit for total proceeds of $8,001,000. Each unit consisted of one flow-through common share and one share purchase warrant to acquire one additional flow-through common share for a period of two years from the date of closing at $1.20 per share.

Agent compensation included a commission of $128,756, 447,000 units valued at $469,350, having the same terms as the units in the offering except that they are not flow-through units, and 759,500 compensation options valued at $629,322 which entitled the Agent to purchase one common share of the Company for a period of two years from closing at $1.10 per share.

c)	completed a non-brokered private placement which consisted of 2,909,665 units at a price of $0.90 per unit for total gross proceeds of $2,618,700. Each unit was comprised of one common share and one share purchase warrant, each warrant exercisable at a price of $1.20 per share for a period of two years from the date of closing. A finder’s fee of $22,043 was paid.

d)	cancelled 1,960,000 common shares held by Pathfinder on completion of the amalgamation (Note 6).

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

9.	STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan where the directors are authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the closing price of the Company’s shares on the date of grant less any discount permitted by the TSX Venture Exchange (“TSX-V”) and vesting terms are at the discretion of the board of directors. The options can be granted up to a maximum term of 5 years.

As at February 29, 2008, the Company had outstanding stock options enabling the holders to acquire common shares as follows:

Number	Exercise
of Shares	Price	Expiry Date

111,680	$0.34	March 20, 2008 (subsequently exercised)
162,500	0.77	May 16, 2008 (subsequently expired)
656,250	0.24	October 26, 2008
325,000	0.55	February 14, 2009
65,000	0.75	April 12, 2009
58,840	0.34	March 22, 2010
26,000	0.49	October 5, 2010
44,100	0.63	February 23, 2011
275,000	0.90	April 10, 2011
150,000	0.90	April 13, 2011
182,000	0.77	June 2, 2011
615,000	1.30	July 19, 2011
411,600	1.22	July 26, 2011
775,000	1.41	September 1, 2011
930,500	1.42	December 8, 2011
260,000	0.65	March 5, 2012
3,870,000	1.65	March 22, 2012
816,790	1.23	March 25, 2012
1,600,000	0.80	August 16, 2012
39,000	0.83	November 1, 2012
2,560,000	0.83	January 7, 2013

13,934,260

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

9.	STOCK OPTIONS AND WARRANTS (cont’d…)

Stock options (cont’d…)

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Options	Price

Balance, February 28, 2006	1,605,000	$0.34
Options granted	5,040,500	1.24
Pathfinder options (Note 6)	1,487,640	0.71
Options exercised	(3,235,720)	0.63
Options cancelled	(560,200)	0.98

Balance, February 28, 2007	4,337,220	1.24
Options granted	8,960,000	1.26
Kilgore options (Note 6)	1,685,540	0.82
NCA options (Note 6)	1,059,500	0.67
Options exe rcised	(177,900)	0.58
Options cancelled	(1,930,100)	1.48

Balance, February 29, 2008	13,934,260	$1.14

Number of options currently exercisable	12,063,757	$1.17

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

9.	STOCK OPTIONS AND WARRANTS (cont’d…)

Warrants

As at February 29, 2008, the Company had outstanding share purchase warrants and compensation options enabling the holders to acquire common shares as follows:

Number	Exercise
of Shares	Price	Expiry Date

8,175,151	$1.85	September 8, 2008
1,571,180	1.70	September 8, 2008
4,864	1.10	November 1, 2008
8,423,944	1.20	November 1, 2008
18,175,139

Warrant and compensation options transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

As at February 28, 2006	3,713,500	$0.27
Issued	19,285,311	1.11
Exercised	(5,791,635)	0.53
Expired	-	-

As at February 28, 2007	17,207,176	1.12
Issued	9,748,518	1.83
Kilgore warrants (Note 6)	188,750	0.40
Exercised	(4,407,137)	1.07
Expired	(4,562,168)	1.00

As at February 29, 2008	18,175,139	$1.53

Stock-based compensation

The Company granted 8,960,000 (2007 – 5,040,500) stock options during the current year resulting in a fair value, using the Black-Scholes option-pricing model, of $7,505,902 (2007 - $4,963,180). As well, during fiscal 2007, the Company granted 1,487,640 options valued at $849,331 pursuant to the acquisition of Pathfinder (Note 6). For the year ended February 29, 2008, the Company recorded $7,629,161 as stock-based compensation expense and contributed surplus for options which vested during the period. In fiscal 2007, the Company expensed $5,216,773 for options which vested during the year and allocated $183,972 to the acquisition of Pathfinder (Note 6).

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

9.	STOCK OPTIONS AND WARRANTS (cont’d…)

Stock-based compensation (cont’d…)

The weighted average fair value of the stock options granted during the year ended February 29, 2008 was $0.85 (2007 -$0.98) per option.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options and compensation options granted during the years ended February 29, 2008 and February 28, 2007:

	2008	2007

Risk-free interest rate:	3.92%	4.05%
Expected life of options:	2.8 years	3.5 years
Annualized volatility:	104%	129%
Dividend rate:	0%	0%

10.	RELATED PARTY TRANSACTIONS

During the year ended February 29, 2008, the Company:

a)	Paid or accrued $524,360 (2007 - $451,941) for management and consulting fees to a company controlled by the president, a director, a former director and companies with common directors.

b)	Paid or accrued $15,500 (2007 - $Nil) for directors fees to directors of the Company.

c)	Paid or accrued $55,850 (2007 - $38,800) for rent to a company controlled by the president, a company with a director in common and a company owned by an officer of the Company.

d)	Paid or accrued $38,000 (2007 - $41,000) for administration fees to a company owned by an officer of the Company.

e)	Paid or accrued $50,000 (2007 - $106,250) for investor relations to a company with a former common director.

f)	Paid or accrued $300,000 (2007 - $51,000) and issued 292,740 (2007 – 38,462) common shares valued at $300,000 (2007 - $50,001) for property acquisition costs to a company with a former common director.

g)	Received $Nil (2007 - $12,500) and Nil (2007 – 80,000 common shares valued at $48,800) from a company with common directors pursuant to a mineral property option agreement.

h)	Paid or accrued $66,909 (2007 - $58,480) for consulting fees included in deferred exploration costs to a director, a former director and a company controlled by the president.

Included in accounts payable and accrued liabilities at February 29, 2008 is $179,577 (February 28, 2007 - $139,520) owing to a company controlled by the president of the Company, to a company with a director in common and to directors.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006
Cash paid during the period for interest	$-	$-
Cash paid during the period for income taxes	$-	$-

The significant non-cash investing and financing transactions during the year ended February 29, 2008 included:

a)	issuing 1,754,848 common shares valued at $1,637,746 for mineral property acquisitions;

b)	issuing 638,500 units valued at $925,825 and 1,571,180 compensation options valued at $1,472,250 to an agent in connection with a private placement;

c)	issuing 29,115,090 common shares and 1,685,540 options, valued at $4,934,059, pursuant to the acquisition of Kilgore (Note 6);

d)	issuing 25,280 common shares to settle an obligation to issue shares totaling $45,000;

e)	issuing 18,198,337 common shares and 1,059,500 options, valued at $5,822,536, pursuant to the acquisition of NCU (Note 6);

f)	accruing $1,949,401 of mineral property expenditures in accounts payable and accrued liabilities as at February 29, 2008; and

g)	receiving 151,601 commo n shares of publicly listed companies valued at $130,736 pursuant to mineral property option agreements.

The significant non-cash investing and financing transactions during the year ended February 28, 2007 included:

a)	issuing 4,395,045 common shares valued at $4,537,480 for mineral property acquisitions and $22,000 to settle an obligation to issue shares ;

b)	issuing 1,500,000 common shares valued at $600,000 to settle an obligation to issue shares pursuant to the acquisition of Jadebay Limited;

c)	issuing 1,171,852 units valued at $1,012,989 as finders’ fees;

d)	issuing 20,247,186 common shares and 1,487,640 stock options ,valued at $4,348,959, pursuant to the acquisition of Pathfinder (Note 6);

e)	issuing 90,050 common shares to Longview for consulting services valued at $55,650 and to settle an obligation to issue shares of $37,500;

f)	issuing 33,333 common shares valued at $12,500 for the acquisition of property data;

g)	receiving 80,000 common shares of a publicly listed company valued at $48,800 pursuant to a mineral property option agreement;

h)	accruing $29,563 of mineral property recoveries in receivables as at February 28, 2007; and

i)	accruing $233,843 of mineral property expenditures and $28,647 of equipment expenditures in accounts payable and accrued liabilities as at February 28, 2007.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

12.	COMMITMENTS

During the year ended February 28, 2006, the Company entered into a management agreement with Longview whereby Longview agreed to provide the Company with consulting services until May 1, 2007. In consideration, the Company paid Longview $15,000 per month payable 50% in cash and 50% in common shares. As at February 29, 2008, the Company had no further obligation with respect to this agreement.

During the year ended February 28, 2007, the Company entered into a sublease for its premises along with three other publicly listed companies trading on the TSX Venture Exchange, related by a common director. In addition, the Company had agreed to pay a maximum of $3,600 per month for the term of the lease, based on its proportionate space. This sublease agreement was amended and expired on November 1, 2007, with no further obligation by the Company.

During the year ended February 29, 2008, the Company entered into management services agreements with the Company’s President and its Chief Operating Officer. Both contracts are effective from January 1, 2008 to December 31, 2009 and remuneration is $20,000 per month. If the Company terminates either agreement, the Company will be obligated to make a termination payment equal to twelve times the monthly management fee.

13.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2008	2007
Loss before income taxes	$(9,515,429)	$(7,171,010)
Expected income tax (recovery)	$(3,205,000)	$(2,438,000)
Non-deductible items	2,865,000	1,823,000
Unrecognized (recognized) benefit of non-capital losses	(5,363,000)	615,000
Future income tax recovery	$(5,703,000)	$-

The significant components of the Company's future income tax assets are as follows:

	2008	2007

Future income tax assets:
Non-capital loss carryforwards	$2,079,000	$1,432,000
Capital loss carryforwards	-	51,000
Other items	728,000	45,000

Future income tax liabilities:
Resource properties and investments	(8,049,000)	(999,000)

	(5,242,000)	529,000
Valuation allowance	-	(529,000)

Net future income tax liability	$(5,242,000)	$-

The Company has available for deduction against future taxable income non-capital losses of approximately $7,700,000. These losses, if not utilized, will expire through to 2028. Future tax benefits which may arise as a result of these non-capital losses have not been recognized in these financial statements and have been offset by a valuation allowance.

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

13.	INCOME TAXES (cont’d…)

During the year ended February 29, 2008, the Company renounced $32,489,727 to flow through share subscribers resulting in a future income tax liability of $10,945,000 recorded as a charge against capital stock. As a result of the renunciation and the effect of recording marketable securities at fair value, which is not recognized for tax purposes, the Company has a net future income tax liability of approximately $5,242,000 as at February 29, 2008.

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, short-term investments, receivables, marketable securities, investments and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Currency risk

The Company holds non-monetary assets in the United States, Niger, West Africa, Italy and Ireland. The Company could accordingly be at risk for foreign currency fluctuation and developing legal and political environments. The Company does not maintain significant cash or other monetary assets or liabilities in these countries.

15.	SEGMENTED INFORMATION

The primary business of the Company is the acquisition and exploration of mineral properties.

Geographic information is as follows:

	February 29,	February 28,
	2008	2007

Capital assets
Canada	$37,437,987	$16,712,134
United States	7,299,751	-
Europe	1,662,622	1,379,399
Mali and Niger, West Africa	207,681	157,881

	$46,608,041	$18,249,414

16.	SUBSEQUENT EVENTS

Subsequent to February 29, 2008, the Company:

a)	issued 1,351,286 common shares pursuant to mineral property option agreements;

b)	issued 111,680 common shares for total proceeds of $37,971 pursuant to the exercise of incentive stock options;

c)	issued 25,000 common shares pursuant to an agreement for promotional services;

d)	Cancelled all outstanding stock options previously granted with exercise prices greater than $0.45 and granted 13,834,490 new options at $0.45; and

e)	entered into an option/joint venture agreement with Otis Capital Corp. (“Otis”) whereby Otis can earn up to a 75% interest in the Kilgore Gold property, located in Clark County, Idaho, and two additional gold properties, Hai and Gold Bug, located in Lemhi Counties, Idaho, USA (the “Properties).

BAYSWATER URANIUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2008

16.	SUBSEQUENT EVENTS (cont’d…)

Otis can earn an initial 50% interest in the Properties by completing the following:

i.	Payment of US$100,000 in cash and the issuance of 500,000 common shares upon the TSX-V acceptance of this transaction;

ii.	Payment of US$100,000 in cash and the issuance of 400,000 common shares and incurring US$250,000 in exploration expenditures in year one;

iii.	Issuance of 400,000 common shares and incurring US$350,000 in exploration expenditures in year two;

iv.	Issuance of 400,000 common shares and incurring US$500,000 in exploration expenditures in year three;

v.	Issuance of 400,000 common shares and incurring US$900,000 in exploration expenditures in year four; and

vi.	Issuance of 400,000 common shares and incurring US$1,000,000 in exploration expenditures in year five.

Otis can increase its interest to 75% by issuing an additional 1,000,000 common shares and by completing an independent pre-feasibility study on the Kilgore Gold Project. In the event that Otis does not exercise its right to earn the additional 25% interest, for a total of 75%, the Company may then elect to earn back a 10% interest, thereby retaining a 60% interest, by expending US$600,000 within the year following its election to exercise.

A 2.0% NSR will be paid to the Company on production of gold from the Property. At any time, Otis will have the right to purchase each one-fourth of the NSR for the sum of $500,000, up to a maximum of three-fourths (3/4), following which the Company would hold a 0.5% NSR.

Completion of the transaction is subject to TSX-V acceptance and the approval of Otis’s Qualifying Transaction.